[GRAPHIC OMITTED][GRAPHIC OMITTED] CERAGON NETWORKS


FOR IMMEDIATE RELEASE


                CERAGON NETWORKS' THIRD QUARTER FINANCIAL RESULTS
                   SCHEDULED FOR RELEASE ON OCTOBER 25, 2001


         TEL AVIV, Israel, October 4, 2001 - Ceragon Networks Ltd. (NASDAQ:
CRNT), a global provider of high-capacity broadband wireless systems for communications service providers and mobile operators, today issued a reminder that the company's third quarter financial results will be reported on October 25, 2001.

         The company plans to issue a press release announcing its results at approximately 4:00 p.m. EST on Thursday, October 25, 2001. A conference call will follow, beginning at 5:00 p.m. EST. Investors are invited to listen to the call live via the Internet by accessing Ceragon Networks' website at www.ceragon.com, selecting the web cast link and following the registration instructions. The link will be accessible through Monday, October 29, 2001, 7 p.m. EST.

         Investors can also join the company's teleconference by calling (415) 537-1886 and referencing confirmation number 19767707. The call-in lines will be available on a first-come, first-serve basis.

About Ceragon Networks Ltd.
         Ceragon Networks Ltd. (NASDAQ: CRNT) is a pacesetter in broadband wireless networking systems, enabling quick and cost-effective high-capacity connectivity. Ceragon's products are uniquely designed for communications service providers and mobile operators to enable them to generate immediate revenue. The company's commercially proven intelligent broadband network solutions support multiple applications for the high-capacity metropolitan access, cellular backhaul and private networks markets. Ceragon's FibeAir product family operates across multiple frequencies from 13 to 38 GHz while complying with North American and international standards. As a global leader, Ceragon delivers IP, SONET/SDH and ATM broadband networking equipment that is installed with over 55 customers in more than 30 countries. Ceragon was the first fixed wireless technology provider to break the 155 Mbps capacity barrier in high-frequency bands and the first to commercially deploy a wireless 311 Mpbs system. More information is available at www.ceragon.com.

Ceragon's Q3 Financial Results To Be Released -2


Ceragon Networks(TM), FibeAir(TM), ConfigAir(TM), CeraView(TM), CeraMon(TM), EtherAir(TM), and Microwave Fiber(TM) are trademarks of Ceragon Networks Ltd.


Contacts:

Linda Pitt
GAJ Services Inc.
859-291-1005
lpitt@gajservices.com

Daphna Golden (Investors)
Ceragon Networks Ltd.
972-3-645-5513
ir@ceragon.com

Laura Yatim (Media)
Ceragon Networks Ltd.
972-3-765-7560
laura@ceragon.com

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